FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         May, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 4th day of May, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN UPDATES ON STOCK EXCHANGE LISTINGS

VANCOUVER, B.C., May 4, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBC; CNQ:CCBC) reports that it has received confirmation that NASDAQ has processed the necessary documentation in connection with the Company’s reverse split (consolidation) on a ten (10) old for one (1) new share basis. Accordingly, effective May 5, 2005, the shares of the Company will begin trading on OTCBB on a post-consolidated basis under the new trading symbol of CCBEF.

Also, as previously announced, the Company’s voluntary de-listing from the CNQ becomes effective as of the close of business on May 6, 2005.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Douglas L. Mason” Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.